UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 25 November 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 25 November 2024 — Holding(s) in Company

Exhibit 99.1

25 November 2024

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from UBS Group AG that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
UBS Group AG - Investment Bank & Global Wealth Management

City of registered office (if applicable)
London

Country of registered office (if applicable)
United Kingdom

4. Details of the shareholder
Name	City of registered office	Country of registered office
UBS AG	London	United Kingdom

5. Date on which the threshold was crossed or reached
20-Nov-2024

6. Date on which Issuer notified
22-Nov-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.802713	0.267859	5.070572	247750547
Position of previous notification (if applicable)	0.000000	0.000000	0.000000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		234662791		4.802713
Sub Total 8.A	234662791		4.802713%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall of Lent shares		At any time	82390	0.001686
Right to Recall of Lent Depositary Receipts (US6362744095)		At any time	1034285	0.021168
Depositary Receipts (US6362744095)		At any time	52910	0.001083
Call Options	20/06/2025-18/12/2026		743039	0.015207
Sub Total 8.B1			1912624	0.039144%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swaps	03/01/2025- 25/09/2029		Cash	9903	0.000203
Swaps on Baskets	20/01/2025- 01/06/2027		Cash	10422190	0.213305
Put Options	20/06/2025-18/12/2026		Physical	743039	0.015207
Sub Total 8.B2				11175132	0.228715%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UBS Group AG (Chain 1)
UBS Group AG (Chain 1)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 2)
UBS Group AG (Chain 2)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 2)	UBS Bank (Canada)
UBS Group AG (Chain 3)
UBS Group AG (Chain 3)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 3)	UBS Switzerland AG
UBS Group AG (Chain 4)
UBS Group AG (Chain 4)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 4)	UBS Americas Holding LLC
UBS Group AG (Chain 4)	UBS Americas Inc.
UBS Group AG (Chain 4)	UBS Financial Services Inc.
UBS Group AG (Chain 5)
UBS Group AG (Chain 5)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 5)	UBS Americas Holding LLC
UBS Group AG (Chain 5)	UBS Americas Inc.
UBS Group AG (Chain 5)	UBS Securities LLC
UBS Group AG (Chain 6)
UBS Group AG (Chain 6)	UBS AG	4.802197		5.068670%
UBS Group AG (Chain 6)	Credit Suisse International

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
22-Nov-2024

13. Place Of Completion
Zurich, Switzerland

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 25 November 2024